Marker Therapeutics, Inc.

3200 Southwest Freeway, Suite 2500

Houston, Texas 77027

August 17, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren S. Hamill

Re:	Marker Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-258687)
Request for Acceleration of Effective Date

Ms. Hamill:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-258687) (the “Registration Statement”) to become effective on August 19, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP, counsel to the Registrant, at (212) 479-6474, or in his absence, Owen Williams at (202) 842-7843.

[Signature page follows]

Very truly yours,

Marker Therapeutics Inc.

By:	/s/ Peter Hoang
Peter Hoang
President and Chief Executive Officer

cc:
Anthony Kim, Marker Therapeutics, Inc. Michael Loiacono, Marker Therapeutics, Inc.
Divakar Gupta, Cooley LLP
Darren DeStefano, Cooley LLP
Owen Williams, Cooley LLP

Signature Page to Company Acceleration Request – S-3